Joseph C. Passalaqua

March 31, 2011

Board of Directors

Nova Mining Corporation

Gentlemen:

I hereby resign my positions as Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Director and any other positions I hold with Nova Mining Corporation, effective immediately. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,
/s/Joseph C. Passalaqua Joseph C. Passalaqua